UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

	Consolidated entities							Equity Method Investees
		Abroad
	Brazil	South America	North America	Africa	Others	Total	Total
Balance at January 1, 2015	173,707	1,082	3,306	—	—	4,388	178,095	1,292

Transfers by loss of control	—	—	—	—	—	—	—	—
Sales and transfers of oil and gas, net of production cost	(17,330)	(560)	(403)	—	—	(963)	(18,293)	(248)
Development cost incurred	15,536	451	397	—	—	848	16,384	431
Net change due to purchases and sales of minerals in place	(34)	(58)	—	—	—	(58)	(92)	—
Net change due to extensions, discoveries and improved recovery less related costs	6,522	324	—	—	—	324	6,846	487
Revisions of previous quantity estimates	(29,592)	2	(655)	—	—	(653)	(30,245)	134
Net change in prices, transfer prices and in production costs	(185,071)	150	(2,809)	—	—	(2,659)	(187,730)	(1,737)
Changes in estimated future development costs	(6,948)	(370)	538	—	—	168	(6,780)	(121)
Accretion of discount	17,371	157	314	—	—	471	17,842	130
Net change in income taxes	68,608	67	93	—	—	160	68,768	337
Other - unspecified		(40)	92	—	—	52	52	(193)

Balance at December 31, 2015	42,769	1,205	873	—	—	2,078	44,847	512

	Consolidated entities							Equity Method Investees
		Abroad
	Brazil	South America	North America	Africa	Others	Total	Total
Balance at January 1, 2014	188,569	2,754	3,335		—	6,088	194,657	1,704

Transfers by loss of control	—	—	—	—	—	—	—	—
Sales and transfers of oil and gas, net of production cost	(38,212)	(652)	(700)	—	—	(1,352)	(39,563)	(952)
Development cost incurred	18,158	546	418	—	—	964	19,122	638
Net change due to purchases and sales of minerals in place	—	(1,092)	106	—	—	(985)	(985)	—
Net change due to extensions, discoveries and improved recovery less related costs	7,197	182	—	—	—	182	7,379	—
Revisions of previous quantity estimates	16,764	(28)	213	—	—	185	16,949	(30)
Net change in prices, transfer prices and in production costs	(33,371)	(255)	(378)	—	—	(633)	(34,004)	(576)
Changes in estimated future development costs	(11,824)	(361)	38	—	—	(323)	(12,147)	(116)
Accretion of discount	18,857	132	343	—	—	475	19,331	176
Net change in income taxes	7,570	(114)	(94)	—	—	(208)	7,363	86
Other - unspecified		(30)	25	—	—	(6)	(6)	362

Balance at December 31, 2014	173,707	1,082	3,306	—	—	4,388	178,094	1,292

	Consolidated entities							Equity Method Investees
		Abroad**
	Brazil	South America	North America	Africa	Others	Total	Total
Balance at January 1, 2013	188,618	3,200	2,466	3,755	—	9,421	198,039	411

Transfers by loss of control*	—	—	—	(3,755)	—	(3,755)	(3,755)	3,755
Sales and transfers of oil and gas, net of production cost	(33,988)	(1,159)	(398)	—	—	(1,557)	(35,545)	(735)
Development cost incurred	16,732	656	165	282	2	1,105	17,837	237
Net change due to purchases and sales of minerals in place	(1,008)	272	(116)	—	—	157	(851)	(1,878)
Net change due to extensions, discoveries and improved recovery less related costs	33,171	—	673	—	—	673	33,844	—
Revisions of previous quantity estimates	(4,075)	28	936	—	—	963	(3,112)	84
Net change in prices, transfer prices and in production costs	(9,710)	(373)	(351)	(282)	(2)	(1,665)	(10,718)	(416)
Changes in estimated future development costs	(19,155)	(404)	(346)	—	—	(750)	(19,905)	(86)
Accretion of discount	18,862	447	271	—	—	718	19,579	251
Net change in income taxes	(877)	189	(12)	—	—	176	(701)	272
Other - unspecified		(102)	46	—	—	(56)	(56)	(192)

Balance at December 31, 2013	188,569	2,754	3,334	—	—	5,431	194,657	1,704

* Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.

** Includes the amount of US$ 1,758 related to assets classified as held for sale.

Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A - PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: January 6, 2017